09055955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

SEC FILE NUMBER
8-44744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
State Street Global Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
State Street Financial Center, One Lincoln Street
(No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Helfrich **(617)-664-3714**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young, LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- **X** Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Nicholas J. Bonn**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **State Street Global Markets, LLC**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

Feb 18, 2009
State of Massachusetts
County of Suffolk

Signature

Chief Executive Officer and President
Title

Donna M Luti
Notary Public

OFFICIAL SEAL
DONNA M. LUTI
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Comm. Expires Oct. 1, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Independent Registered Public Accounting Firm Supplementary Report on Internal Control as required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Street Global Markets, LLC

(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
State Street Global Markets, LLC

We have audited the accompanying statement of financial condition of State Street Global Markets, LLC (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of State Street Global Markets, LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

ERNST & YOUNG LLP

February 24, 2009

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$156,558,180
Cash segregated in compliance with federal regulations	5,000,000
Deposits with clearing organizations	6,328,751
Receivable from broker-dealers and clearing organizations	19,229,186
Receivable from customers	2,415,078
Securities owned, at fair value	206,250
Goodwill	75,144,952
Other intangible assets, net of accumulated amortization of $5,836,182	18,868,818
Other assets	16,505,510
Total assets	$300,256,725
Liabilities and member's equity	
Liabilities:	
Securities sold under agreements to repurchase with Parent	$ 4,635,000
Securities sold, not yet purchased, at fair value	2,363,289
Payable to broker-dealers and clearing organizations	3,938,951
Payable to customers	333,213
Payable to affiliate	12,318,363
Accrued tax liability	3,001,197
Deferred tax liability	28,238,461
Accrued marketing expense	1,685,299
Accrued expenses and other liabilities	6,527,189
Total liabilities	63,040,962
Member's equity	237,215,763
Total liabilities and member's equity	$300,256,725

The accompanying notes are an integral part of this statement of financial condition.

Notes to the Statement of Financial Condition

December 31, 2008

1. Organization and Description of Business

State Street Global Markets, LLC (the Company), a Delaware single-member limited liability company, is a wholly-owned subsidiary of State Street Corporation (the Parent). The Company was incorporated on April 21, 1999, and its existence has been deemed perpetual. The Company is a clearing broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC), pursuant to the Securities and Exchange Act of 1934. The Company is also member of the National Futures Association (NFA) and the New York Stock Exchange (NYSE). The Company is engaged as a securities broker-dealer that comprises several classes of services, including principal transactions, agency transactions, investment servicing, and mutual fund distribution. The Company does not extend credit to customers in the form of margin accounts.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with financial institutions, and highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. These investments include demand deposits and money market accounts.

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the benefit of customers under SEC Rule 15c3-3.

2. Significant Accounting Policies (continued)

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations, and represent the minimum balance required to be maintained in order to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

Fair Value of Financial Instruments

Securities owned and securities sold, not yet purchased, are recorded on a trade date basis and are reported at fair value.

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations and commissions receivable from broker-dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to deliver. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the collateral as appropriate.

Payable to broker-dealers and clearing organizations include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Receivable from and Payable to Customers

Receivable from customers consists of customer fails to deliver and commissions earned.

Payable to customers consists of customer fails to receive and payables arising from the Company's commission recapture business.

2. Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill represents the cost of an acquisition over the fair value of net tangible and other intangible assets acquired. Other intangible assets represent purchased assets that can be distinguished from goodwill because of contractual rights, or because the asset is capable of being exchanged on its own or in combination with a related contract, asset, or liability.

Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment on at least an annual basis, or more frequently when circumstances indicate impairment could exist. Impairment of goodwill is deemed to exist if the carrying value of a reporting unit, including its allocation of goodwill and other intangible assets, exceeds its estimated fair value.

Finite-lived identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from five to twelve years from the date of original acquisition, with amortization expense recorded in other expenses. Identifiable intangible assets are also reviewed for impairment at least annually, or more frequently when circumstances indicate impairment could exist. Impairment is deemed to exist if the balance of the other intangible asset exceeds the cumulative net cash inflows related to the asset over its remaining estimated useful life. Identifiable intangible assets are reflected in the statement of financial condition at cost less accumulated amortization.

Securities Sold Under Agreements to Repurchase

Sales of securities under agreements to repurchase are treated as collateralized financing transactions, and are recorded in the Company's statement of financial condition at the amounts at which the securities will be subsequently sold, plus accrued interest. The Company monitors the market value of the underlying securities as compared to the related contract amounts, including accrued interest, and requests additional collateral or returns collateral pledged where deemed appropriate.

2. Significant Accounting Policies (continued)

Securities Sold, Not Yet Purchased, at Fair Value

Securities sold, not yet purchased at fair value represent obligations of the Company to deliver specified securities at contracted prices and thereby, create a liability to purchase the security in the market at prevailing prices.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Soft Dollar and Commission Recapture Programs

The Company allows institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties under Section 28(e) of the Securities Exchange Act of 1934, commission recapture payments to be paid to plan sponsors, and other payments as directed by the customer. Commission recapture payable and soft dollar payable are included in accrued expenses and other liabilities on the statement of financial condition.

Income Taxes

The Company is a single-member limited liability company for federal, state, and local corporate income tax purposes, and accordingly, was not subject to federal, state, and local corporate income taxes.

The Parent allocates income tax expense to the Company as if the Company filed a separate tax return, and the Company reimburses the Parent for the expense recognized. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*.

2. Significant Accounting Policies (continued)

New Accounting Pronouncements

In April 2008, the Financial Accounting Standards Board (FASB) issued FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets*. FSP FAS 142-3 eliminates the requirement of SFAS No. 142, *Goodwill and Other Intangible Assets*, that an entity consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. Instead, the FSP FAS 142-3 replaces the above-described useful life assessment criteria with a requirement that an entity consider its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. The provisions of FSP FAS 142-3 are effective beginning January 1, 2009. The Company is currently evaluating the potential impact of adoption of the provisions of FSP FAS 142-3 on its financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141(R) (revised 2007), *Business Combinations*. SFAS No. 141(R) will significantly change the accounting for business combinations in a number of areas. Specifically, contingent consideration and acquired contingencies must be recorded at fair value on the acquisition date, with subsequent changes in fair value generally recognized in current earnings. In addition, acquisition costs and most restructuring costs will be expensed as incurred. Finally, changes after the measurement period in deferred tax asset valuation allowances and income tax uncertainties recorded in connection with an acquisition will be recorded in income tax expense. The provisions of SFAS No. 141(R) are effective prospectively beginning January 1, 2009 for business combinations completed after that date. The Company's adoption of the standard is expected to have a significant impact on goodwill recorded in connection with future acquisitions, and on earnings subsequent to an acquisition.

3. Securities Owned and Sold, Not Yet Purchased

Securities owned, pledged to creditors represents collateral pledged to lenders for short-term borrowings and securities sold under agreements to repurchase on terms that permit the counterparty to sell or repledge the securities to others.

3. Securities Owned and Sold, Not Yet Purchased (continued)

At December 31, 2008, securities owned and sold, not yet purchased, at fair value (including those pledged to creditors) were as follows:

	Owned	Sold, Not Yet Purchased
U.S. government and agencies	$ 513	$ –
Equities	205,737	2,363,289
	$206,250	$2,363,289

4. Income Taxes

The components of income tax expense consisted of the following for the year ended December 31, 2008:

Significant components of the Company's net deferred tax liability were as follows as of December 31, 2008:

Other intangible assets	$26,191,696
Other	2,046,765
Net deferred tax liability	$28,238,461

Pursuant to an inter-company tax-sharing agreement with the Parent, the Company accrues tax expense as if the Company filed its own federal and state income tax returns. The Company reimburses the Parent for income tax expense recognized under this agreement.

In compliance with FIN 48, the Company has identified no uncertain tax positions as of December 31, 2008. The earliest year open to examination is 2001.

5. Goodwill and Other Intangible Assets

The Company completed its annual evaluation of goodwill and other intangible assets as of December 31, 2008, and determined no impairment charge was required. Subsequent to December 31, 2008, no events have occurred or circumstances have changed that would reduce the fair value of goodwill and other intangible assets below its carrying value.

Goodwill increased during 2008 by approximately $2.41 million due to deferred taxes related to the acquisition of the broker-dealer business of Investors Bank and Trust. Other intangible assets increased during 2008 by $5.85 million due to the acquisition of the broker-dealer business of Investors Bank and Trust.

5. Goodwill and Other Intangible Assets (continued)

The following table summarizes other intangible assets as of December 31, 2008:

	At December 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
SPDR ETFs marketing rights	$18,000,000	$4,684,932	$13,315,068
Customer lists	6,705,000	1,151,250	5,553,750
Total	$24,705,000	$5,836,182	$18,868,818

6. Fair Value of Financial Instruments

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in conformity with U.S. generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. Prior to this standard, there were varying definitions of fair value, and the limited guidance for applying those definitions under GAAP was dispersed among the many accounting pronouncements that require fair value measurements. The new standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The standard applies under other accounting pronouncements that require or permit fair value measurements, since the FASB previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. As a result, the new standard does not establish any new fair value measurements itself, but applies to other accounting standards that require the use of fair value for recognition or disclosure.

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Examples of level 1 financial instruments include active exchange-traded equity securities and certain U.S. government securities.

6. Fair Value of Financial Instruments (continued)

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in non-active markets;

(c) Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

(d) Pricing models whose inputs are derived principally from or corroborated by observable market information through correlation or other means for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The following table presents information about the Company's financial assets and liabilities carried at fair value in the statement of financial condition as of December 31, 2008:

	Quoted Market Prices in Active Markets (Level 1)	Pricing Methods with Significant Observable Market Inputs (Level 2)	Pricing Methods with Significant Unobservable Market Inputs (Level 3)	Total Net Carrying Value in Statement of Financial Condition
Assets:				
Cash equivalents	$ –	$153,812,450	$ –	$153,812,450
Securities owned, at market value	206,250	–	–	206,250
Total assets carried at fair value	$ 206,250	$153,812,450	$ –	$154,018,700
Liabilities:				
Securities sold, not yet purchased	$2,363,289	$ –	$ –	$ 2,363,289
Total liabilities carried at fair value	$2,363,289	$ –	$ –	$ 2,363,289

6. Fair Value of Financial Instruments (continued)

Management estimates that at December 31, 2008, the aggregate net fair value of financial instruments recognized in the statement of financial condition (including cash, securities, receivables, payables, and accrued expenses) approximates their carrying value. Such financial instruments are short-term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115*. The fair value option may be applied on a financial instrument basis, with a few exceptions, and is irrevocable for those financial instruments once applied. The fair value option may only be applied to entire financial instruments, not portions of instruments. SFAS No. 159 does not eliminate disclosures required by SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, or SFAS No. 157, the latter of which is described above. The provisions of the standard were effective for the Company beginning January 1, 2008. The Company has not elected the fair value option under SFAS No. 159, but may elect to do so in future periods.

7. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At December 31, 2008, amounts receivable from and payable to broker-dealers and clearing organizations include:

Receivables:	
Securities borrowed	$ 497,075
Broker-dealers	6,477,914
Clearing organizations	12,174,732
Securities failed to deliver	79,465
Total receivables	$19,229,186
Payables:	
Broker-dealers	$ 3,206,765
Securities failed to receive	732,186
Total payables	$ 3,938,951

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2008, without any adverse financial effect.

8. Concentrations of Credit Risk

The Company provides investment and related services to a diverse group of domestic customers, including institutional investors and broker-dealers. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral are continually monitored, and counterparties are required to provide additional collateral as necessary.

9. Risk Management

Customer Activities and Credit Risk

In the normal course of business, the Company's activities involve the execution and the settlement of customer securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contracted obligation. Credit risk represents the maximum potential loss the Company faces due to the possible non-performance by customers.

The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. In addition, the Company has entered into indemnification agreements with certain clearing organizations whereby the Company has agreed to compensate the clearing organizations for any damages or losses caused by a customer introduced by the Company. Customer trades pending at December 31, 2008 were settled without an adverse effect on the Company's financial settlements taken as a whole.

The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, and by applying uniform credit standards maintained for all activities with credit risk.

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2008, the Company obtained securities with a fair value of $426,341 on such terms. $497,075 of cash was given to counterparties as collateral in securities borrowed arrangements, while the remaining value of obtained securities was uncollateralized.

9. Risk Management (continued)

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, as well as market volatility and liquidity. The Company manages market risk by setting, monitoring, and adhering to risk limits.

As described above, securities sold, not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Guarantees

FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2008.

10. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method permitted by this rule, the Company must maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000, whichever is greater.

10. Regulatory Requirements (continued)

At December 31, 2008, the Company's net capital was $123,991,845, which was $123,741,845 in excess of the minimum required net capital of $250,000.

Under clearing arrangements with the clearing brokers, the Company is required to maintain certain minimum levels of net capital to comply with other financial ratio requirements. At December 31, 2008, the Company was in compliance with all such requirements.

In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $5,000,000 of cash in a special bank account for the benefit of customers, on deposit with an affiliated entity, State Street Bank and Trust Company (State Street), which was in excess of its required deposit of $1,825,710.

Advance to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule and other regulatory bodies.

11. Related Party Transactions

The Company enters into transactions in the ordinary course of business with the Parent and certain other affiliated entities, such as State Street, which may include purchases of securities under agreements to resell, collateralized short-term financing, and deposits.

Cash

Included in cash and cash equivalents in the statement of financial condition is $2,745,108, which is held on deposit at State Street.

Servicing of Conduits

The Company provides program administration and clerical, book-keeping, and certain other services for asset-backed commercial paper conduits administered by State Street. Program administration services include arrangement of purchase and liquidity agreements on behalf of the asset-backed commercial paper conduits, and enforcement of the conduits' rights and obligations under such agreements. State Street provides back-up liquidity lines and credit enhancements through liquidity asset purchase agreements and standby letters of credit to these asset-backed commercial paper conduits.

11. Related Party Transactions (continued)

Funding Arrangements

The Company meets its short-term financing needs by entering into repurchase agreements with various financial institutions and its Parent. The Company has an uncommitted, secured line of credit with its Parent which has a $1.5 billion limit. The line of credit has a stated termination date of June 30, 2009, with the option to renew. As of December 31, 2008, this facility had an outstanding balance of $4,635,000, as shown on the statement of financial condition.

Expense Allocation

The Parent and its affiliates pay all costs related to Company personnel, including coverage under State Street's benefit plans. The Parent and its affiliates also provide clearance, legal, accounting, audit, data processing, other administrative support, rent for the use of office space, and equipment to the Company pursuant to a service agreement between the Company and certain affiliates. Under the terms of the service agreement, the Company reimburses the Parent for all services provided. At December 31, 2008, $11,097,264 of such costs were payable by the Company to the Parent. Management believes that the allocation methods used for expenses under service agreements are reasonable and appropriate in the circumstances.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

Statement of Financial Condition

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)
December 31, 2008
with Report of Independent Registered Public Accounting Firm